INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 2017

TO: Performance Food Group Shareholders

RE: Please WITHHOLD Votes from the re-election of directors Douglas Steenland and Jeffrey Overly at Performance Food Group Co'.s (NYSE:PFGC) annual shareholder meeting on November 10, 2017.

Dear Fellow Performance Food Group Shareholder:

At Performance Food Group's annual shareholder meeting, we urge you to **Withhold Votes** from two of the three directors up for election, Douglas Steenland and Jeffrey Overly, due to a litany of poor governance practices, including:

- ***The board's unilateral adoption of unfavorable governance provisions:*** Concurrent with the initial public offering, the board classified its structure and adopted supermajority vote provisions, without subsequently submitting the provisions for shareholder approval.
- ***Flawed board composition:*** Despite completely exiting its 45% holding in the company earlier this year, The Blackstone Group continues to have two employee representatives on the board, one of whom (Mr. Overly) is up for election. Both Blackstone directors sit on key committees even though Blackstone affiliates have extensive related transactions with the company.
- ***Egregious severance payout to retiring CFO:*** The Compensation Committee, chaired by Mr. Steenland, awarded outgoing CFO Robert Evans $525,000 in discretionary severance and a $460,000 consulting agreement.

Under the company's classified board structure, Meredith Adler, a new board appointee last year, is also up for election. Due to the recency of her appointment, we are not urging investors to withhold from her election at this time.

Teamster-affiliated pension and benefit funds have more than $100 billion invested in capital markets and have substantial holdings in Performance Food Group.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

The unilateral adoption of unfavorable governance provisions

As leading proxy advisory firm Institutional Shareholder Services noted in its coverage of last year's annual shareholder meeting, Performance Food Group adopted a series of "adverse" provisions in its governing documents in conjunction with its IPO, which it has not subsequently submitted for shareholder approval. This included: classifying the board structure; eliminating the right of shareholders to call special meetings; instituting supermajority vote provisions, and eliminating the right for investors to act by written consent once Blackstone Group holds less than 30% of the outstanding shares (now the case); and an exclusive forum provision, which limits the ability of shareholders to choose a court in which to raise certain legal claims against the company.

Given that the supermajority vote provisions came into effect only after Blackstone's ownership fell below a certain threshold, it is difficult to view these provisions as anything but an effort to insulate the board from public shareholders. It is a giant leap of faith, then, to believe that these same directors are able to unambiguously uphold the interests of outside shareholders, a concern compounded by Blackstone's continued representation on the board.

Flawed board composition

Despite exiting its 45% holding in the company earlier this year, Blackstone, which together with Wellspring Capital, took the company private in 2008, continues to have two employees on the board – Mr. Overly and Bruce McEvoy. With Blackstone's right to appoint directors to the board vacated by the recent drawn down in its holdings, it is confounding that Mr. Overly has been re-nominated for election at this year's meeting -- particularly given the extensive related transactions Blackstone maintains with the company. In fiscal 2017, we note that Blackstone shared $5.6 million in performance-based advisory fees with Wellspring, and its affiliates conducted more than $50 million in additional related transactions with Performance Food Group.

Notwithstanding these relationships, the board considers it appropriate for Mr. McEvoy and Mr. Overly to serve on key board committees – the Compensation Committee and Nominating and Governance Committee, respectively.

With Performance Food Group having transitioned to a majority-publicly-owned company, and with Blackstone holding no "skin-in-the-game" save for extensive related transactions, we believe Blackstone's continued representation on the board undermines effective, independent board oversight.

Egregious severance payout to retiring executive

CFO Evans is set to receive more than two-years' of base salary as part of a golden goodbye package, after deciding to retire at the age of 58. Critically, none of the payments were

guaranteed pursuant to his original employment contract, but rather stem from a generous transition arrangement entered into at the discretion of the Compensation Committee.

The agreement includes $525,000 in cash severance and a consulting fee of $460,000 – equivalent to his scheduled fiscal 2017 base salary -- for which there is no specified, minimum time-commitment or work expectation.

We appreciate that transitions in key senior positions, such as the CFO, need to be managed carefully, but at the same time, we are concerned that "transition arrangements" and "consulting agreements" are golden retirement parachutes by another name.

For more information, please contact Michael Pryce-Jones at 202-624-8990 or mpryce-jones@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.